

August 4, 2011

Via E-mail
Mr. Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer
Emisphere Technologies, Inc.
240 Cedar Knolls Road, Suite 200
Cedar Knolls, NJ 07927

>   **Re: Emisphere Technologies, Inc.**
>   **File No. 000-17758**

Dear Mr. Garone:

Please consider whether the company has made all appropriate disclosures with regard to the oral form of salmon calcitonin that is in development, including any adverse effects. We note that according to a press release by the European Medicines Agency published January 21, 2011, the Committee for Medicinal Products for Human Use has begun looking at the increased risk of prostate cancer progression and other types of malignancies in patients taking calcitonin-containing medicines for the prevention of acute bone loss.

Your analysis should not be limited to statistically-supportive data that links the medicine to the risk, but should also provide any anecdotal information in the public domain that would affect sales of the product.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to this comment, we may have additional comments. Please note that we will not be in a position to accelerate effectiveness of your pending registration statement until this matter is resolved.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Timothy C. Maguire, Esq.
        Brown Rudnick LLP
        One Financial Center
        Boston, MA 02111